UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FREEDOM HOLDING CORP.
(Exact Name of Registrant as Specified in its Charter)

NEVADA	30-0233726
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

“Esentia Tower” BC, Floor 7 77/7 Al Farabi Ave. Almaty, Kazakhstan	050040
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following Box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following Box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

The following is a description of the material terms of the Restated Articles of Incorporation (“Restated Articles”) and By-Laws, as amended, (“By-Laws”) of Freedom Holding Corp., a Nevada corporation (the “Company”). The following description may not contain all the information that is important to the reader. To understand the material terms of our authorized capital stock, the reader should read the Company’s Restated Articles and By-Laws, copies of which were filed as exhibits to a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on February 6, 2019, and which are incorporated herein by reference.

General

The Company has 520,000,000 authorized shares of capital stock, $0.001 par value per share, of which 500,000,000 shares are common stock (“Common Stock”) and 20,000,000 shares are preferred stock (“Preferred Stock”). As of the date of this filing on Form 8-A, the Company has 58,093,212 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued or outstanding.

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to receive dividends from Company funds legally available therefor only when, as and if declared by the Company’s board of directors (the “Board”) and are entitled to share ratably in all of the Company’s assets available for distribution to holders of Common Stock upon the liquidation, dissolution, or winding-up of the Company’s affairs. The Company does not currently have a practice of paying dividends. Holders of Common Stock do not have any preemptive, subscription, redemption or conversion rights or sinking fund provisions. Holders of Common Stock are entitled to one vote per share on all matters they are entitled to vote upon at meetings of stockholders or upon actions taken by written consent pursuant to Nevada corporate law. The holders of Company Common Stock do not have cumulative voting rights, this means that the holders of a plurality of the outstanding shares can elect all of the Company’s directors. All the shares of Company Common Stock currently issued and outstanding are fully-paid and nonassessable.

Preferred Stock

No powers, rights, privileges or preferences have been designated for the Preferred Stock. The Company’s Board is authorized to divide the Preferred Stock into classes or series and to designate powers, rights, privileges and preferences of any such class or series of Preferred Stock including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the Common Stock, by resolution before its issuance without a stockholder vote or stockholder approval.

The purpose of authorizing the Company’s Board to issue Preferred Stock and to determine the powers, rights, privileges and preferences of the Preferred Stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the Company’s outstanding voting stock.

Warrants and Options

There are no warrants outstanding as of the date of this filing on this Form 8-A. The Company currently has options outstanding to two Company employees, granted under the Company’s 2018 Equity Incentive Plan, to purchase an aggregate of 300,000 shares of Common Stock. Of these outstanding options, 180,000 have vested and are currently exercisable. The remaining 120,000 are unvested and will vest and become exercisable on October 6, 2020, assuming the option holders satisfy the requisite vesting conditions. The average weighted exercise price of the options is $1.98. The options expire October 6, 2027. The Company also has 3,740,000 shares of Common Stock authorized for issuance under its 2019 Equity Incentive Plan. No grants or awards have been made under the 2019 Equity Incentive Plan as of the date of filing of this Form 8-A.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is Pacific Stock Transfer Company.

Exchange Listing

Our Common Stock has been approved for quotation on The Nasdaq Capital Market under the symbol “FRHC” effective as of the opening of trading on Tuesday, October 15, 2019.

Provisions Potentially Delaying, Deferring or Preventing a Change in Control

The provisions of the Restated Articles, By-Laws and Nevada corporate law may have the effect of delaying, deferring or preventing another party from acquiring control of the Company. These provisions may discourage and prevent coercive takeover practices and inadequate takeover bids.

Undesignated Preferred Stock

The ability to designate the powers, rights, privileges and preferences of the Company’s undesignated Preferred Stock makes it possible for the Board to issue Preferred Stock with voting or other powers, rights, privileges or preferences that could impede the success of any attempt to acquire the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control of management or the Company.

Classified Board and Removal of Directors

The Restated Articles provide for, and the Company currently has, a classified Board, with approximately one-third of the members of the Board standing for election at each annual meeting of stockholders. Each Board member is generally elected for a term of three years. As a result, Company stockholders generally have the ability to vote for or against, at most, one-third of the members of our Board at each annual meeting of stockholders. Our By-Laws provide further that a director may be removed from office for cause only and, subject to such removal, death, resignation, retirement or disqualification, shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor is elected and duly qualified. These provisions could make it more difficult for Company stockholders to effect a change in the composition of the Board.

Advance Notice Requirements for Stockholder Proposals

The By-Laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting that is entitled to vote at the meeting and that has delivered to the Company a timely written notice in proper form of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of the Company’s outstanding voting securities.

Nevada Business Combination Statute

The Nevada “Combination with Interested Stockholders Statute” may have an effect of delaying or making it more difficult to effect a change in control of the Company. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation.

An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher, (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Limitations of Liability and Indemnification of Directors and Officers

Nevada corporate law authorizes corporations to limit or eliminate the personal liability of directors and officers for monetary damages to the corporations and their stockholders for breaches of their fiduciary duties, subject to certain exceptions. The Company’s Restated Articles and By-Laws include provisions that limit the personal liability of the Company’s directors and officers for monetary damages for any breach of fiduciary duty, except to the extent such exemption from liability or limitation thereof is not permitted under Nevada corporate law. The effect of these provisions is to significantly limit the rights of the Company and its stockholders to recover monetary damages from a director or officer for breach of a fiduciary duty.

The Restated Articles and By-Laws generally provide that the Company must indemnify and advance expenses to its directors and officers. The Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors and officers for certain liabilities. The Company believes these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and officers.

The By-Laws also authorize the Company to enter into indemnification agreements with its directors and officers.

The limitation of liability, indemnification and advancement provisions in the Restated Articles and By-Laws may discourage stockholders from bringing lawsuits against directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors or officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders.

There is currently no pending material litigation or proceeding involving any of the Company’s directors or officers for which indemnification is sought.

Item 2. Exhibits

In accordance with the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed because no securities of the Company other than its Common Stock are being registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FREEDOM HOLDING CORP.

Date: October 10, 2019	By:	/s/ Askar Tashtitov
Askar Tashtitov
President

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